October 1, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cybin Inc.

Registration Statement on Form F-10 (File No. 333-259994)

Ladies and Gentlemen:

On behalf of Cybin Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-10 (File No. 333-259994) (the “Form 10”), and to permit said Registration Statement to become effective as soon as practicable following receipt of this request. Pursuant to Rule 467(b) we attach hereto the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus to which the Form F-10 relates.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,

CYBIN INC.

By:	/s/ Douglas Drysdale
	Name:	Douglas Drysdale
	Title:	Chief Executive Officer

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

Cybin Inc. (formerly, Clarmin Explorations Inc.)

This is the receipt of the Ontario Securities Commission for the Base Shelf Prospectus of the above Issuer dated July 5, 2021 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

July 5, 2021

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 3237552